Filed by Ecolab Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Filer: Ecolab Inc.
Subject Company: Apergy Corporation
SEC File No.: 001-38441

Transcript of a conference call hosted by Apergy Corporation and held at 8:30 AM Eastern on December 19, 2019.

Operator:  Good morning.  Welcome to Apergy’s call to discuss the transaction announced today by Apergy and ChampionX, the upstream energy business of Ecolab.  Your host for this morning’s call is David Skipper, vice president and treasurer at Apergy.  I will now turn the call over to Mr. Skipper.  You may begin.

David Skipper:  Thank you, Vanessa.  Good morning everyone.  This morning, both Apergy and Ecolab announced their intent to combine Apergy with Ecolab’s upstream energy business to be renamed ChampionX following ChampionX’s spin off from Ecolab.  Joining me this morning are Soma Somasundaram, president and CEO of Apergy, Jay Nutt, senior vice president and CFO of Apergy as well as Deric Bryant, executive vice president and president of Ecolab’s upstream energy business.  During today’s call, Soma will discuss the transaction overview, strategic rationale, and the benefits of the transaction.  Deric will discuss the key aspect of the ChampionX business.  Jay will then discuss the financial profile of the new company and expected synergies.  Soma will wrap up our presentation before opening the call to questions.  They will be referring to the transaction presentation which is posted on apergy.com.

During today’s presentation, the combination of Apergy and ChampionX will be referred to as the combined company.  I would like to remind our participants that some of the statements we will be making today are forward looking.  These matters involve risks and uncertainties that could cause material differences in our results from those projected in these statements.  Information concerning risk factors that could affect the company’s performance and uncertainties that could cause material differences to actual results from those and the forward looking statements can be found in the company’s press release as well as Apergy’s annual report on Form 10K and those set forth from time to time in Apergy’s filings with the Securities and Exchange Commission.  Except as required by law, Apergy expressly disclaims any attention or obligation to revise or update any forward-looking statements.  I will now turn the call over to Soma to discuss today’s announcement.

Soma Somasundaram:  Thank you David.  Good morning everyone and thanks for joining the call.  I’m excited to announce the strategic combination of Apergy with ChampionX.  This transaction is a major win for both companies and creates a new company whose sum is truly greater than its parts.  Beginning on slide four, this transaction will create a leading production focus company that will deliver life-of-field production optimization solutions to customers by bringing together artificial lift equipment, production chemicals and digital technology.  It brings together two well-respected companies with strong operation platforms, differentiated technologies, highly complementary product lines and very similar cultures in a combination that will allow us to deliver even greater value to our customers.  The combined the company will have diversified global customer base including international oil companies, national oil companies, large independent, mid-tier independence and oil field service companies.  The new company will have strong global footprint with presence in over 55 countries with broad exposure to oil and gas production types from conventional, unconventional, onshore, offshore, and oil sands resulting in substantial scale, growth and stability through the cycle.  This global footprint and customer relationships will enable us to drive accelerated penetration for our artificial lift and digital solutions globally.

Financially, this is a powerful combination and aligns with our top-box value creation framework.  The combined company will have a solid through cycle financial profile with high recurring revenue, strong returns, low leverage, and substantial free cash flow generation.  The transaction is immediately de-leveraging.  This will solidify the combined company’s positions as a top-box performer.  We believe this transaction represents a compelling longterm value creation for investors, including 75 million of expected annual cost synergies and accelerated growth opportunities.  The combined company creates significant opportunities for our customers, employees, and communities.  Moving to slide five and looking at the transaction summary, this transaction will be affected through a tax-free reverse Morris trust structure whereby ChampionX will be spun off to Ecolab shareholders and then will merge with the subsidiary of Apergy.  Current Ecolab shareholders will own 62% of the outstanding shares of the combined company and current Apergy stockholders will own the remaining 38%.  At the spinoff, ChampionX is expected to make a one-time payment of 492 million to Ecolab, which will be financed with a new term loan.  Both Apergy and Ecolab have obtained fully underwritten commitments to amend the existing debt facilities and provide incremental debt financing to permit the transaction.  The combined transaction enterprise value is approximately 7.4 billion, including the value of the equity and net debt of both companies.  This is a highly attractive transaction for all shareholders.  RMT structure provides unique opportunity to combine these two businesses in a tax efficient way and at an attractive valuation for both sets of shareholders.  We see this as a no-premium merger and believe ChampionX is being contributed at a value where they would trade today.  I will have this privilege of leading this combined company, which will be headquartered in the Woodlands, Texas.  Jay Nutt, whom you all know, will serve a CFO and Deric Bryant will serve as the chief operating officer.

In addition to leading the ChampionX business, Deric will also oversee the integration of the two companies and the synergy capture.  I’m excited about the possibility of Deric joining our management team.  In the coming month, we will announce additional executive appointments, which we expect will be filled by individuals from both companies.  Dan Raven, the current chairman of Apergy will serve as the chairman of the combined company.  The board of directors will expand from seven directors to nine directors with Ecolab designating two new directors to the board of the combined company.  The current directors of Apergy will continue to serve as directors of the combined company.  This transaction is expected to close by the end of second quarter of 2020 which is subject to approval by Apergy stockholders, regulatory approval and customary closing conditions.  Turning to slide six, looking at the industrial logic of the transaction, the combination is a highly complementary across strategic, operating and financial dimensions.  Our products are strongly aligned with delivering superior productivity to our customers.  Both Apergy and ChampionX are leaders in their respective market, well recognized in the oil field with a strong operating rigor due to their industrial heritage.  Both companies have a strong commitment to safety as well as a culture of customer centricity and continuous improvement.

From a customer perspective, ChampionX will bring deep relationship with an expanded global customer base, including the IOCs and NOCs.  ChampionX’s strong international presence will assist us in accelerating our artificial lift and digital growth outside the United States.  Finally, both Apergy and ChampionX have a demonstrated track record of performance through the cycle with the disciplined capital allocation, low capital intensity, and high recurring revenues.  Both Apergy and ChampionX are top-box performers within our value creation framework.  Moving to slide seven, because we have shareholders and the analyst community from both Apergy and Ecolab on the call, we would like to share a summary of both Apergy and ChampionX.  First beginning with Apergy.  Apergy is focused on oil and gas equipment and technology company that helps E&P companies around the world drill for and produce oil and gas safely and efficiently.  We are organized into two segments, drilling technologies and production and automation technology.  Within our drilling technology segment, we provide highly specialized products used in drilling oil and gas wells as well as specialized bearings.  Our polycrystalline diamond cutters are considered the gold standard in the industry.  Our production and automation technologies segment offers a full range of artificial lift technologies, digital products, and other production equipment.  On the artificial lift side, we provide the full suite of artificial lift products with the majority of our artificial lift revenues through electric submersible pumps or ESPs and rod lift products.  Having the full suite of capabilities allows us to be able to generate revenue throughout the life cycle of the well as we help our customers stay efficient throughout the life of the well.

We also provide a full array of fit-for-purpose digital solutions with particular specialization in production optimization, downhole monitoring and asset integrative management.  As we like to look at it, the entire well site area is our playing field and we are present in many of the critical processes that happen at the well site and our products are used by a broad spectrum of customers in the global oil and gas industry.  I would now like to hand the call over to Deric to provide an overview of ChampionX.

Deric Bryant:  Thank you Soma.  First let me just say how exciting -- how excited me and the whole leadership team of ChampionX are to join with Apergy and really to get to share this story today and going forward with the rest of our team.  I believe this is a great combination and both companies will be stronger and drive higher growth together.  Looking at slide eight, I want to just to give a little preview of ChampionX.  We’re currently divided into two segments, the oil field performance segment and the specialty performance segment.  So, oil field performance segment represents about 80% of ChampionX’s revenue.  And with this segment, we provide solutions that enhance oil and gas production, extend equipment operating life which provides for maximum flow rates and clarification of water challenges.  The oil field performance segment largely goes to business through the exploration and production companies and is largely tied to the long production phase of the well life cycle.  Therefore, it’s relatively stable business within the oil field that highly recurring revenue.  The specialty performance segment represents about 20% of ChampionX’s revenue.  And within this segment, we provide chemical solutions that are tied to drilling and completing phases of the well including acidizing, cementing and hydraulic fracturing.  From geographic perspective, about half of our revenues are from the US, about 15% from the Middle East and Africa.  The remainder come from Canada, Europe, Latin America and Asia Pacific.  So as you can tell, we are very geographically diverse.  Turning to slide nine, I’d like to spend just a few minutes on our value proposition, how ChampionX goes to market and really how we create value for customers.

It starts with our innovative tailored chemistry.  We develop and deliver the most complete set of chemical solutions for enhancing well production.  We have a team of highly qualified engineers and scientists who are constantly partnering with customers to develop market leading solutions that enhance customer productivity.  Secondly, we pair that with the industry’s most competent set of onsite expertise in the field.  We believe that is important to be closely tied to the customer at the well site and therefore we have a substantial network of employees that work with our customers at their locations every day.  And finally, we pair it with the strongest global supply chain in the industry that supplies the chemicals, the solutions they need and allows our customers to rely on our supply assurance.  Our solid technical knowhow, presence with the customer and supply chain infrastructure results in what we believe is an unrivaled value for our customers.  Moving to slide 10, I would like to highlight the culture of innovation at ChampionX.  We have a patent portfolio of over 1700 global patents as well as we employ 400 scientists who work to develop cutting edge chemical solutions for our customers every day.  Similar to Apergy’s drilling technology business, about a third of our revenues are from products that were developed in the last five years.  From a commercial standpoint, we have over 3,800 sells service and supply chain personnel working to deliver our products safely and efficiently to our customers every day.  That’s a big percentage of our total of more than 5,000 employees.  Our personnel have deep technical knowledge and are a key resource to our global customer base.  Additionally, on the right-hand side of this slide, you’ll see that in 2019, our net promoter score was ahead of the production chemical industry average.  Net promoter score is a measure of customer loyalty and we liked that we are ahead of the competition but realize there are always opportunities for improvement here and we strive to earn that reputation from our customers.

Finally, turning to slide 11, let me take a minute to talk about the global marketplace.  We estimate that the global market size for production chemicals is approximately 11 billion.  Within that market, we have the leading market share estimated to be approximately 25%.  Additionally, we are considered a leader within nine key categories in the production chemicals market.  So, as you can see, ChampionX is a strong business with differentiated products, a solid go-to market strategy, a culture of innovation, and a very loyal customer base.  We share many of these qualities with Apergy.  That’s one of the things that excites us the most and we’re looking forward to driving our business forward together.  With that, let me turn the call back to Soma.

Soma Somasundaram:  Thank you Deric.  Looking at slide 12, you can see from this graphic the combined company will be highly focused in the production phase of the well.  Drilling and completing a well takes place in a matter of month.  However, the production phase of a well last four years to come.  Our artificial lift product as well as many of our digital products already service the production phase of the well.  ChampionX has a similar mix with approximately 80% of its revenue focused on the production phase.  This characteristic is an important part of being a top-box performer.  This strong exposure to production phase of the well helps the combined company generate revenues throughout the life of the well resulting in stable and recurring revenue through the cycle.  Turning to slide 13 and looking at the strategic rationale for the transaction, we are creating the leading production focused company in the oil field, which will deliver differentiated life-of-field optimization solutions to customers by bringing together artificial lift equipment, production chemicals, digital technology and services.  The combined company will be in the cutting edge of technology with over 2,400 global patents, over 500 scientists and technical experts and well-positioned to advance technology that delivers strong productivity improvement for our customers.  At the heart of it all, we will have a team of over 8,000 talented people around the world with more than 4,000 of our team members working directly with customers every day to improve productivity.  The combined company will have a differentiated portfolio of complementary brands and product lines and a unique platform to drive digital adoption in the oil field, particularly in the production well site.

Now let’s get a little deeper into each one of these.  Turning to slide 14, the combined company will have a broad spectrum of high-quality products including polycrystalline diamond cutters, diamond bearings through our synthetic product line, their full suite of artificial lift products through our Harbison-Fischer, Norris, Apergy ESP and other artificial lift brands.  To the legacy Apergy brand, we will add ChampionX and this associated oil field performance and specialty performance chemical products.  We are excited to have such a strong collection of brands on a single integrated platform which will provide customers a full suite of production focused products to enhance their productivity.  All of our brands have a hard-earned reputation for quality performance and superior customer service.  Moving to slide 15, the combined company will be the second largest provider of oil field production solutions in the world.  Through our artificial lift, digital and production chemical product lines, we will generate almost 3 billion per year in revenues from the production phase of the well.  We believe they increased the global scale combined with the breadth of product offering will give us significant competitive advantage in the marketplace for production solution and will result in a large growing and relatively stable revenue base through the cycles.

Although we will have enhanced scale, we will remain committed to our relentless customer focus and have the same high touch fast turnaround operating model that our customers have come to depend on.  Moving to slide 16, we believe that this transaction represents a powerful value proposition for our customers.  Production chemicals play a key role in addressing failures and increasing the run life of artificial lift equipment.  In a recent trial, you can see that tailoring the production chemicals for specific rod lift applications extended rod pump lifetimes by more than four times.  This results in significant productivity improvement for our customers.  This is possible by combining deep knowledge of chemistry needs for specific well with application and mechanical expertise of rod lift.  That combined company will have the ability to provide the best artificial lift, production chemical and digital solution to enhance customer productivity, creating significant value for our customers.  Turning to 17, an important aspect of this transaction is that it will significantly increase our global customer space, especially with the national and international oil companies.  The combined company will generate more than 35% of its revenues from the IOC and the NOC.  As IOC and NOC spending increases across the globe, adding significant exposure to these key customer bases is an important aspect of continuing to drive our growth.  Additionally, we will have expanded cross selling opportunities from our combined customer base.  It will help us accelerate penetration of our artificial lift and digital products into IOC and NOC customer base.  We’ll continue to have best-in-breed product lines, but now can have an expanded conversation with customers about bringing together these product lines for production optimization solution that is aligned with the enhancing customer returns.

Turning to slide 18, the combined company will be geographically diverse.  On a combined basis, approximately 40% of our revenues will be generated outside of the United States with about 10% each from Canada, Europe, and the Middle East, and the reminder from Latin America and Asia Pacific.  We believe that this geographic diversity will be a significant strength for the combined company.  Additionally, that combined the company will have a nice mix of onshore and offshore exposure.  With US shale place maturing, we believe adding some offshore exposure is a good longterm strategy to diversify our revenue base.  We believe that combined the company’s broad and balanced exposure to different geographic regions, different production types, results in more stable revenues, earnings and cash generation profile through the oil and gas cycle.  Turning to slide 19, this transaction will further accelerate our digital growth through expanded platform for driving digital adoption in the oil field.  The combination gives us significant access and capability for Apergy to deploy its current suite of digital products to chemical injection applications around the world.  This combined with our current digital offering and artificial lift positions us to further drive digital growth in the production well site including monitoring, optimization, failure prediction and analysis.  I would like to now turn the call over to Jay to discuss the financial aspects of the transaction.

Jay Nutts:  Thanks Soma.  Good morning everyone.  Like Soma, I’m excited to share the news that this transaction with you as we believe this is a unique and transformative for both Apergy and ChampionX.  And we’re excited about the future of our new combined company.  Looking at slide 20, we’ve identified $75 million of expected annual cost synergies created by this transaction and we expect to be at the full run rate within 24 months of closing the transaction.  The identified synergies generally fall within three categories.  First, we’ve identified day one cost avoidance.  In this category, we capture the substantial savings from the corporate expenses that ChampionX would have needed to incur as a standalone public company.  Second, the second category of cost synergies will come from production management and supply chain initiatives.  In addition, since we already serve customers in many of the same operating basins, we’ll be working on opportunities for consolidation and making more efficient use of our facilities.  And finally, we expect to realize additional synergies from organizational optimization, which will naturally come from greater scale as a combined company and from increased opportunities for savings on indirect spending as a larger combined organization.  We anticipate that cost to achieve these synergies will be below one times the annual benefit that will be achieved.  Beyond the 75 million of identified cost synergies, we also see terrific opportunities for cross selling of our products and services, expanded international market penetration as Soma just described and increased opportunities for digital adoption.  We believe the enhanced revenue growth opportunities could be meaningful over time given the complementary nature of our products, customers and geographies.  Looking at slide 21, the combined company will have a significant scale with about $3.5 billion in revenue, pro forma adjusted EBITDA of about $615 million, excluding synergies and about $690 million including synergies.  We expect significant free cash flow as a combined organization and continuing to direct capital towards the strongest growth opportunities across the portfolio through a disciplined capital allocation approach.  And as a result, we anticipate an adjusted EBITDA to free cashflow conversion ratio of 55% to 60% for the combined company.

Moving to slide 22, as Apergy investors know, we have demonstrated capabilities in our portfolio by generating strong relative revenue and adjusted EBITDA growth and we’ve exhibited the ability to produce healthy cashflow through the cycle.  But consistent with maintaining our top-box positioning from a value creation perspective, one of our strategic priorities is reducing the cyclicality of our portfolio.  Similar to Apergy with its focus on the long production phase of the life cycle of the well, ChampionX also demonstrates relative revenue stability and cashflow generation through the cycle.  As a combined company, we will be even stronger in our efforts to deliver a differentiated performance for shareholders and further solidify our position in the top-box.  As illustrated on this slide, on a pro forma basis, the combined companies adjusted EBITDA decreased approximately 60% from the peak in 2014 to the trough in 2016, while Apergy’s EBITDA a standalone basis declined 74% during the same period.  We believe reducing cyclicality is an especially important element of this combination because customer planning horizons and the time between cycles has decreased significantly due to the ability of E&P operators to ramp up and dial down their capital spending much more quickly.

Greater scale, strong free cashflow conversion and reduced EBITDA volatility are all part of sustaining top-box positioning.  Finally, moving to slide 23, a critically important aspect of this transaction is that it is immediately de-leveraging.  Pro forma net leverage of the combined company as of September 30th would have been 1.7 times excluding synergies versus 2.0 times for Apergy on a standalone basis.  Including synergies, pro forma leverage at September 30th would be 1.5 times.  Given the strong free cashflow capability of the combined business, we project that a year after closing the transaction, the leverage ratio will be down to approximately one times.  The combined company will have a strengthened balance sheet and enhanced financial flexibility to continue to pursue a balanced capital allocation policy with a focus on capital directed toward re-investment and growth and innovation as well as over time a return of capital to shareholders.  These priorities are consistent with the goals we have described for you as Apergy and we believe this combination will accelerate our progress towards these objectives.  Now let me turn the call back over to Soma to take you through a couple of closing slides before we open up the call for your questions.

Soma Somasundaram:  Thank you, Jay.  Looking at slide 24 as you know, we have consistently used our top-box framework to guide our strategic and financial decisions with a focus on delivering true cycle sustainable returns to our shareholders.  This transaction is aligned with this framework and it’s a unique opportunity to strengthen the strategic operating and financial dimensions that define a top-box performer.  Clearly, this will solidify our position as a top-box performer.  Turning to slide 25 and wrapping up, this is a highly transaction that’ll create a leading production focused company that will deliver the life-of-field production optimization solutions.  We’ll have greater scale, broad customer base, significantly expanded international footprint and balanced exposure to different production types.  The new company will have solid financial profile with the relative revenue stability, attractive margins, strong free cash flow generation, and if positioned to deliver strong returns to shareholders in the years to come.  At the heart of it, the company will have over 8,000 talented employees around the world who are passionate about customers and superior operational performers.  We believe this transaction represents a compelling longterm value creation for our investors as well as offers significant benefits to our employees, customers and communities.  We are excited about the future and the opportunity to create a differentiated global company.  With that, I would like to open the call for questions.

Operator:  Thank you.  We will now begin the question and answer session.  If you have a question, please press star then one on your touchtone phone.  If you wish to be removed from the queue, please press the pound sign or the hash key.  If you’re using a speakerphone, you may need to pick up the handset first before pressing the numbers.  Once again, if you have a question, please press star then one on your touchtone phone.  And we have our first question from Byron Pope with Tudor, Pickering, Holt.

Byron Pope:  Good morning guys.

Speaker:  Good morning.

Byron Pope:  Lots of useful information in the slide deck, so appreciate that.  Soma, I was wondering if you could help frame for us as you think about the combined company and you touched on a number of them, but I was wondering if you could maybe focus on a couple of growth opportunities for the standalone Apergy portfolio that you think has most accelerated as a result of this combination.  And again, I know you mentioned a number of them, but maybe a couple that you’re most excited about.

Soma Somasundaram:  Yeah, great question Byron.  You know, like I said, there’s multiple opportunities.  So, the couple I am most excited about is, you know, clearly as you know we have made international expansion a priority for us.  And the ChampionX’s deep relationships, particularly with IOC and NOC.  As I mentioned, you know, they generate well over 35% of their revenues from these two customer bases.  And this gives us an immediate access both from customer relationships as well as the infrastructure globally.  They have over 50 -- infrastructure in over 55 countries.  An example of that would be places like Indonesia, Egypt where onshore, you know, artificial lift applications are significant.  So, this gives us immediate access to those as well as, you know, to IOC and NOC.  So, I’m most excited about the immediate possibilities of being able to, you know, penetrate the artificial lift and digital parts of it.  The second aspect I am excited about is on the digital side.  As you know, Apergy, over the last three, four years, we have been very focused on developing digital production platforms, which include solutions for chemical injection, the develop solutions for chemical injection.  We already provide chemical injection solutions including pump digital controls to the chemical injection.  Given the market leadership position of ChampionX, this is, you know, an immediate opportunity for us to deploy the digital solutions we already have through the ChampionX channel and customers.  Those are the two I’m most excited about.

Byron Pope:  That’s helpful.  Thanks Soma.  And then Deric, just one question for you just because I’m less familiar with the ChampionX business and it’s a similar question.  I mean you’re the market share leader already in global production chemicals.  So, from your perspective, how does this combination accelerate some of the growth opportunities that may have been more difficult for ChampionX prior to this combination?

Deric Bryant:  Sure, Byron.  I’ll give you two that we are already getting very excited about.  One is the obvious US synergy that we both bring with us having half of our business, really US based and Apergy as well.  We feel there’s amazing opportunity to circle the customer there.  Our folks often find themselves at the well failure analysis table sitting across from Harbinson-Fischer and Norris guys.  Our guys typically view them as the gold standard in the industry and really see value in this combination.  So, we believe the powerful combination of putting the knowhow and knowledge gained of the artificial lift segment together with the knowhow and knowledge gained in the chemistry segment is going to bring tremendous value to our customers.  And then I would say it ties closely to the second thing I’m most excited about, which is the opportunity for ChampionX, which has, I would say, earlier stage digital development, but development that has been very well received from our customers.  Putting that together with an advanced portfolio that Apergy has, to combine that knowledge and knowhow together with a true digital offering.  I think it’s going to be a true differentiator in the industry.

Byron Pope:  Very helpful guys.  Thanks.  Appreciate it.  And congrats on the transaction.

Speaker:  Thanks Byron.

Operator:  And thank you.  Our next question comes from Dave Anderson with Barclays.

Dave Anderson:  Soma, fascinating deal.  Congratulations on this.  So, Deric, there is a couple of questions about ChampionX as we get to know a little bit better.  You talked about the global supply chain.  I was just wondering if you could expand on that a little bit more, kind of what are some of the primary components here?  This is not really a business we’ve looked at too closely in the past.  If you could just kind of explain the different moving parts for us, it’d be very helpful.

Deric Bryant:  Yeah, certainly.  And thank you Dave for the question.  Our global supply chain is dispersed as you might recognize.  We’re in all of the oil fields really around the world.  And we go with, what we’d say, our core plant concept, which if you think of it in food and beverage terms, they sort of make this syrup and that syrup will go out to our expanded network of blending plants and facilities around the world.  So, in total, we have just over 30 manufacturing plants around the world.  Three true core reaction plants, two that sit in the Gulf coast, one that sits in Singapore.  So, we really have Eastern hemisphere, Western hemisphere balance there.  But I would say that ability to supply in the places around the world where we do business, some are quite remote and developing, is a cornerstone of our value proposition.

Dave Anderson:  And then if we just look at that oil field performance business overall, can you just kind of expand a little bit? You said it was land, you know, deep water and off offshore.  Could you maybe expand a little bit on that? From my memory, when we used to follow Nalco sort of tangentially, I always thought it was more of a deep-water business that it was a much more about flow assurance.  Maybe I’m wrong about that, but could you just maybe dig into kind of those different end markets a little bit more for us?

Deric Bryant:  Yeah, no, I think your memory is great.  The legacy sort of Nalco offshore deep business was -- had gone and focused on the offshore.  In 2013 if you’ll recall, we acquired Champion, which was a tremendous company and had the world’s leading position onshore.  So, we really put together the premier offshore and premier onshore company to make Nalco Champion Upstream at the time.  So, we have a very balanced portfolio, I would say, across onshore, offshore, and in the oil sands.  If you think about it, our customers produce oil and gas, but they also produce water.  In fact, they’ll produce five or 10 times more water over the multi-decade life of the wells.  So, we really treat all of the needs and challenges that arise in the production of that oil, gas and water, both providing flow assurance, as you said, but also production optimization and maximization asset integrity.  So, our customers in various parts of the cycle will spend billions in these assets.  We help protect them over the multi-year life cycle.  Today, a lot of those older assets now are finding new sources to produce -- it’s a great way for our customers to produce more from given assets.  So that really, I think, describes our portfolio and it truly is the legacy of Nalco Upstream and Champion Upstream together.

Dave Anderson:  Soma, if I could ask one more question, if you don’t mind.  On your two major -- your two segments right now on your drilling side, you have the diamond bearing, the sort of that kind of new growth business as we look out.  On the artificial lift side, maybe it’s more on the digital side of builds out.  Is there something like out on the Champion side of where kind of maybe there’s a new market or a new product or a new something that we can kind of look at, say, the next couple of years you expect to grow?  Or is this more just about kind of integrating into the whole production stream and more as you said, kind of sort of -- a kind of a different cyclicality of the business?

Soma Somasundaram:  Yeah.  You know, I think I let the Deric, you know, weigh in on that.  I think clearly, you know, there are a couple of areas we are seeing.  One is we talk about digital already.  You know, clearly that’s a big opportunity.  As you can imagine, chemical -- production chemicals is a big part of customer’s ongoing spend as well as production chemicals have a significant influence on the well productivity.  You’re not alone on the artificial lift life as well, but also on the flow assurance and the production rates of the well.  Now, we also feel that the strong relationship Apergy, particularly Apergy artificial lift has with customer base, particularly with the large independence [inaudible] can also provide a significant opportunity for ChampionX to further, you know, leverage that relationship.  So, let me turn it over to Deric to weigh in on, you know, a couple of opportunities he sees.  New products or other things.

Deric Bryant:  Dave, I think if I understood your question, you’re looking for those areas that might be unique and need into the future.  I’ll say something we explain a lot is that the world’s easy oil is gone.  The future sources of hydrocarbons are both harder to reach and harder to treat.  And when you think about what I said earlier, the fact that our customers produce both hydrocarbon and water and most do that in a responsible manner.  We really see this concept of responsible hydrocarbons, creating lots of exciting opportunities either to treat water responsibly and sustainably and to utilize less freshwater.  So, we bring technologies both to drilling and completing as well as production that offer vast improvements in that area, but also the opportunity to leverage existing footprint.  Look, these are areas where our customers have already expended carbon footprint, so we help them get the most out, help them achieve carbon neutral operations.  We have exciting advancements in technology, like enhanced oil recovery that we see in the future.  And then pairing this together with a powerful digital offering to get the most out of this and provide outcomes for customers.  Those are some of the most exciting opportunities we see on the horizon.

Dave Anderson:  Great.  Thank you, gentlemen.  Appreciate it.

Speaker:  Thanks Dave.

Operator:  And we have our next question from Ian McPherson [?] [inaudible].

Ian McPherson:  Thanks.  Good morning.  Congratulations team.  This is a very conceptually exciting combination.  So, congrats on making it happen.  I wanted to see if I could dig into a little more detail on the synergies.  Obviously, the synergies in these deals are always a big part of the magic and some easy and some difficult things to accomplish in terms of delivering them and I don’t see on the surface obvious pockets of overlap in supply chain and overhead, et cetera.  So maybe you could provide a little more detail on that.  And we always hope that the initial salvo and synergies can be upsized in the future.  Where you think the flexibility might be for more challenges or more upside to the synergies as you look at a year or two into the future?

Soma Somasundaram:  Great question, Ian and thanks.  You know, clearly, you know, as we have pointed out, there are three buckets of synergies we clearly see, and I want to say we have a great line of sight to getting there.  So, the first bucket, which is the day one cost avoidance, I would say that would account you know, more than 30% of that, 30% to 40% of the synergies.  The second bucket, which is on the cost of goods sold, it’s a significant opportunity where our operating rigor combination and ChampionX team is already doing a great job in driving further margin improvements.  And I think by combining our capability, we can drive even increased margin improvement.  And within the cost of goods, there is also scale benefits as you can imagine, you know, with the combined scale, particularly around, you know, rooflines, certain footprint in certain areas that gives us opportunity to further, you know, extract value.  On the SG&A side, clearly, you know, the increased scale of the company gives us a great opportunity to improve our indirect SG&A cost, whether it is in terms of everything from our telecom, to software, to, you know other expenses.  And in addition, there is identified back office synergies where we both can benefit from combining certain back offices which are highly synergistic with each other.  Now we have also identified some potential dissynergies that may come with it.  Right?  So, what I would say here at ENS, you know that what we are targeting is over the $75 million, you know, but to accommodate for any potential dissynergies that can come.  So, we feel very confident about the $75 million synergy achievement.  Deric, you want to weigh in on synergies?

Deric Bryant:  Sure.  I’ll just add a couple of comments.  Soma has asked me to lead this synergy delivery initiative and I’m proud to be asked and happy to do it.  You know, something that on the ChampionX side we’ve had great exposure to in our Ecolab years was both the Ecolab-Nalco combination and then the Nalco and Champion combination.  And in both of those, we both committed to synergies and exceeded those synergy targets.  I feel we’re going to do the same here.  In fact, I think we’re in a better starting position here because of the natural cost avoidance synergies, which if you subtract those out, really leave us with a much smaller area to develop synergies.  We’ve already had initial -- meetings on this through the due diligence process and we feel we’ve got great line of sight to target and deliver on our synergy commitment.

Ian McPherson:  I appreciate it.  Thank you both.  My followup here, you’ve talked about some accretion to your expected EBITDA to free cash flow conversion and getting towards one times’ leverage a year after the deal closes.  Soma or Jay, just wanted to press a little bit on your return of cash philosophy and when you expect that, you know, you might articulate a more of a concrete plan to the market with regard to returning some of that free cash yield to shareholders and by what method?

Soma Somasundaram:  Great question, Ian.  You know, as you could see, the key aspect of this transaction is that deleveraging of the balance sheet.  We think as strong balance sheet with enhanced financial flexibility will be a significant financial advantage for the new company.  As we have spoken about over time, our top-box framework suggest that superior value generated by consistent capital allocation.  So, including the return of capital to shareholders, we think this all remains intact and we look forward to providing more details about their combined company’s capital allocation strategy after the close.

Ian McPherson:  Well, I had to try.  Thanks so much.  Congratulations.

Speaker:  Okay to you.  Thank you.

Operator:  You.  Thank you.  Our next question is from [inaudible].

Speaker:  Hey, good morning guys.  I just had a quick question on the underlying assumptions for your Nalco’s 2020 EBITDA projection.  It looks like if you kind of back into the numbers, you’re looking at a double-digit percentage growth in EBITDA in 2020.  Just wondering what the growth drivers are on that front.

Soma Somasundaram:  Yeah, no, I think EBITDA, your assumption is correct.  I think it’s definitely there is a growth driver.  And the main part of -- there are three components to the growth drivers from the ChampionX side.  One is the continued -- given their significant exposure to the international and IOC and NOC, clearly, you know, the business is seeing the continued momentum on that side.  Second is their own share gain initiative which is continuing to drive incremental growth on top of it.  Third is the margin expansion initiative, which is already they have undertaken is also providing, you know, seeing if we can benefit to them in the earnings growth.  What we have seen, I would say, is that run rate we are seeing in the second half of what the business is already achieving gives us a lot of confidence.  You know, they are well on track and the line of sight.  Deric, you want to add it?

Deric Bryant:  Sure.  I would say we have had a focus in the growth of quality over quantity.  So, we see strong top line performance, but it is moderated by that discipline and rigor.  So, we’ve grown both organically and through price.  Our largest business is our oil field segment.  It is growing considerably, top line and bottom line.  It has been muted by the performance of our specialty business in the drilling and completing phase.  But that business is beginning to turn as well.  I think we’ve got great momentum across many dimensions of the P&L that will deliver strong double-digit performance next year.

Speaker:  Okay, great.  And then my other question is just to follow up on the synergies.  I know that you had mentioned part of it is going to be the cost voidance that Nalco-ChampionX would have had to spend as a public company.  Just to clear that up, that means that that cost that were not being incurred today, that would have been incurred -- I guess just how does that 75 breakdown into the three buckets? Maybe that’d be another helpful thing to know.

Soma Somasundaram:  Look, I don’t think we are going to go into specific details of it, but as I mentioned, you know, the cost avoidance part of it is definitely, you know, as I mentioned, it gives us a great starting point.  You know, I mentioned between 30% and 40% comes from the cost avoidance itself.

Speaker:  All right.  Thanks guys.  Appreciate the time.

Operator:  And thank you.  This concludes our question and answer session.  I will now turn the call over to Soma for closing remarks.

Soma Somasundaram:  Thank you.  Again, thanks for your time this morning.  You know, we are very excited about this highly strategic transaction and we look forward to keeping you updated as we progress along getting to the closing of this transaction.  Thank you.

Deric Bryant:  Thank you.

Operator:  Thank you.  Ladies and gentlemen, this concludes our conference.  We thank you for participating.  You may now disconnect.

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